US Neurosurgical, Inc
2400 Research Blvd.
Suite 325
Rockville, MD 20850

November 7, 2011

Jim B. Rosenberg
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	U.S. Neurosurgical, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 16, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 15, 2011
File No. 000-26575

Dear Mr. Rosenberg,

In response to your letter of October 26, 2011 regarding File No. 000-26575 we have taken the following actions:

1.
Report of Independent Registered Public Accounting Firm, page F-2.  We have filed Amendment No. 1 to the Form 10-K of U.S. Neurosurgical, Inc. (the “Company”) for the year ended December 31, 2010 to provide with the required financial statements included in Item 15 the report of our independent registered public accounting firm which includes the date and indicates the city and state where issued, pursuant to Rule 2-02(a) of Regulation S-X.  This information was included in the accounting firm's report to the Company, but was inadvertently omitted from the original filing of such Form 10-K.

2.
Exhibits 31.1.  The Amendment No. 1 to the Form 10-K of the Company for the year ended December 31, 2010 referred to in item 1 above also includes a corrected Exhibit 31.1, containing the exact certification wording required by item 601(b) of Regulation S-K, including the introductory language of paragraph 4 and section 4(b) to also address our officers’ responsibility for establishing and maintaining internal control over financial reporting. In addition, we have filed amendments to the Company’s Form 10-Q for the quarterly periods ended March 31, 2011 and June 30, 2011 to include certifications corrected in the manner described above.

In providing this information and in making the amended filings, we acknowledge that:

•	Our company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions, please feel free to contact me at (301) 208-8998 or agold@ghsusn.com.

Sincerely,

/s/  Alan Gold

Alan Gold
President and Chief Executive Officer